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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bancroft Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

501 Office Center Drive, Suite 130
(No. and Street)

Fort Washington	PA	19034
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Colleen M. Lindh	484-373-4738	clindh@bancroft4vets.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown
(Name – if individual, state last, first, and middle name)

1835 Market Street, Suite 1710	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Colleen M. Lindh, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bancroft Capital, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
KATHLEEN BALTRA - Notary Public
Montgomery County
My Commission Expires July 23, 2026
Commission Number 1336966

Kathleen M Baltra
Notary Public

Signature: Colleen M Lindh

Title:
Chief Compliance Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



BANCROFT CAPITAL, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
PURSUANT TO RULE 17A-5 OF
THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2022

BANCROFT CAPITAL, LLC

TABLE OF CONTENTS

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Those Charged with Governance of
Bancroft Capital, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bancroft Capital, LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2017.

March 28, 2023
Philadelphia, PA

WithumSmith+Brown, PC 1835 Market Street, Suite 1710, Philadelphia PA 19103-2945 T (215) 546 2140 F (215) 546 2148 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

1

BANCROFT CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2022

ASSETS

Cash and cash equivalents	$	2,322,317
Receivables from non-customers		245,919
Receivables from customers		10,000
Certificate of deposit		5,007,512
Property and equipment, net		39,842
Clearing deposit		250,000
Security deposits		24,444
Right-of-use asset, net		59,687
Other assets		80,438
Total assets	**$**	**8,040,159**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable, accrued expenses and other liabilities	$	528,044
Operating lease liability		61,062
Total liabilities		**589,106**
MEMBERS' EQUITY		**7,451,053**
Total liabilities and members' equity	**$**	**8,040,159**

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.
See accompanying notes to financial statements.

BANCROFT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2022

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Bancroft Capital, LLC (the "Company"), a Pennsylvania limited liability company ("LLC"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and licensed by the Financial Industry Regulatory Authority ("FINRA"). The Company is owned by Cauldon D. Quinn (51%) and Bancroft Holdings, LLC (49%), (the "Members"). The Company is registered as a securities broker-dealer and Pennsylvania investment adviser. The Company clears all transactions through its clearing organization on a fully-disclosed basis.

Bancroft Holdings, LLC is 100% owned by Plankowners, LLC. Plankowners, LLC has entered into an agreement to sell their membership interests. The closing date of this transaction is pending FINRA approval.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, certificates of deposit ("CD") and investment in money market funds. The Company places its cash, CD and money market funds with high credit quality financial institutions. At times, such amounts may exceed federally insured limits. The Company does not require collateral or other security from its customers.

Measurement of Credit Losses

The Company follows guidance of ASU No. 2016-13, "Measurement of Credit Losses on Financial Instruments", which recognizes credit losses on financial instruments.

The guidance of ASU No. 2016-13 states the Company applies a credit reserving model known as the Current Expected Credit Loss ("CECL") model, which is based on expected losses over the life of an asset, and applies to financial assets carried at amortized cost,

held-to-maturity debt securities and off-balance sheet credit exposures. The allowance must reflect management's estimate of credit losses over the life of the assets taking future economic changes into consideration.

The Company's expectation is that credit risk associated with receivables from customers is not significant until they are 90 days past due on the contractual arrangement and expectation of collection. Balances that are still outstanding after management has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The Company does not charge interest.

The Company evaluated the impact of this guidance and determined there are no credit loss allowances necessary as of December 31, 2022.

Cash and Cash Equivalents

The Company considers cash and short-term securities purchased with original maturities of three months or less as cash equivalents. Of the Company's total cash and cash equivalents, $1,015,186 is held in money market accounts and mutual funds and $865,425 is held with our clearing broker.

Revenue Recognition

Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC 606") requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract with a customer (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price and (e) recognize revenue when or as the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. See Note 2 for further information on the accounting standard and the Company's revenue from contracts with customers.

Property and Equipment

Property and equipment are recorded at cost. The Company depreciates its property and equipment using the straight-line method over their estimated useful lives as follows:

Computer equipment	3 years

Furniture and fixtures	5 years

Maintenance and repairs are charged to operations. Major renewals and improvements are capitalized. At the time an item of physical property is retired, sold, or otherwise disposed of, the cost of the asset and the related accumulated depreciation applicable to such item is relieved. Gains or losses resulting from retirements or sales are charged or credited to income.

The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. If the carrying amount of the asset exceeds the undiscounted future cash flows expected to be generated by the asset, an impairment charge is recognized.

Income Taxes

The Company is an LLC. For both federal and state tax purposes, LLCs are taxed as partnerships. All income taxes on net earnings are payable by the members of the LLC and accordingly, no provision for income taxes is required.

As of December 31, 2022, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. Any tax benefit that the members may receive is not remitted to the Company.

Guaranteed Payment to Members

Guaranteed payment to members that are intended as compensation for services rendered are accounted for as Company expenses rather than allocations of membership net income.

2. REVENUE

The Company's principal sources of revenue are derived from brokerage commissions, underwriting fees, riskless principal transactions, and interest income. The revenue recognition guidance under ASC 606 does not apply to revenue associated with realized and unrealized gains and losses related to riskless principal trading as well as interest income from financial instruments owned.

Principal transaction revenue is derived from the mark-up or mark-down on securities purchased and sold by the Company. All principal transactions are recorded on a trade-date basis.

The following is a description of activities within the scope of ASC 606 from which the Company generates its revenue:

Commissions

BANCROFT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2022

Brokerage commissions. The Company buys and sells equity securities on an agency basis on behalf of its institutional customers. The customer pays the Company a commission as a percentage of shares purchased or sold. Commissions and related clearing expenses are recorded on a trade date (the date the Company fills the order by executing with one of more counterparties and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on a trade date because that is when the underlying financial instrument is identified, the pricing agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Principal Transactions

Profit from principal transactions. The Company buys and sells fixed income securities on a riskless principal basis. The customer pays/receives the difference between the purchase price and sale price. Profits are recorded on a trade date (the date the Company completes the transaction with the customer). The Company believes that the performance obligation is satisfied on a trade date because that is when the underlying financial instrument is identified, the pricing agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Investment Banking

Underwriting fees. The Company participates in underwriting activities, wherein business and governmental entities wish to raise funds through the sale of its securities. Gross revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Gross revenue is recognized on the trade date for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date.

The Company records commissions to registered representatives when a new contract is obtained. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the performance obligation is satisfied and the related revenue is recognized. Commissions paid prior to delivery of the offering memorandum are considered contract assets. As of January 1, 2022 and December 31, 2022, there were no contract assets or liabilities. Accounts receivable were $978,460 and $255,919 as of January 1, 2022 and December 31, 2022, respectively.

Asset Management

Cash management fees. The Company offers a cash management portal powered by State Street Global Markets. The Company believes the performance obligation for providing cash management services is satisfied over time because the customer is receiving and consumes the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Cash management fees are received and recognized as revenue monthly.

The Company offers deposit products provided by TriState Capital Bank. The Company believes the performance obligation for providing this service is satisfied over time because the customer is receiving and consumes the benefit as they are provided by the Company. Fee arrangements are based on a flat listing fee as well as a percentage of customer's assets deposited. Deposit product fees are received and recognized as revenue on a quarterly basis.

Disaggregation of Revenue

Disaggregation of revenue can be found on the statement of operations for the year ended December 31, 2022 by type of revenue stream.

Significant Judgments

Revenue from contracts with customers includes commission income, and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

3. FAIR VALUE MEASUREMENTS

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

The best evidence of fair value is a quoted price in an active market. If quoted prices in active markets are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed models that primarily use market-based or independently sourced inputs,

BANCROFT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2022

including, but not limited to, interest rates, volatilities, equity or debt prices, foreign exchange rates, commodity prices, credit spreads and funding spreads (i.e., the spread or difference between the interest rate at which a borrower could finance a given financial instrument relative to a benchmark interest rate).

U.S. GAAP has a three-level hierarchy for disclosure of fair value measurements. This hierarchy prioritizes inputs to the valuation techniques used to measure fair value, giving the highest priority to level 1 inputs and the lowest priority to level 3 inputs. A financial instrument's level in this hierarchy is based on the lowest level of input that is significant to its fair value measurement. In evaluating the significance of a valuation input, the firm considers, among other factors, a portfolio's net risk exposure to that input. The fair value hierarchy is as follows:

Level 1. Inputs are unadjusted quoted prices in active markets to which the Company has access at the measurement date for identical, unrestricted assets or liabilities.

Level 2. Inputs to valuation techniques are observable, either directly or indirectly.

Level 3. One or more inputs to valuation techniques are significant and unobservable.

The Company does not own any debt or equity securities as of December 31, 2022.

Certificate of Deposit

On April 21, 2021, the Company purchased a $5 million certificate of deposit ("CD") with a maturity of April 21, 2024. The CD amount of $5,007,512 on the statement of financial condition includes accrued interest as of December 31, 2022.

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2022:

Property and equipment	$	183,972
Less: accumulated depreciation and amortization		(144,130)
Property and equipment, net	$	39,842

Depreciation expenses totaled $33,968 for the year ended December 31, 2022.

5. OFF-BALANCE SHEET RISK

Pursuant to a clearing agreement the Company introduces all its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short securities positions are carried on the books of the clearing broker. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing

BANCROFT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2022

broker for losses, if any, which the clearing broker may sustain from carry securities transactions introduced by the Company. As of December 31, 2022, the Company has total cash deposits with the clearing organization in the amount of $250,000.

6. COMMITMENTS AND CONTINGENCIES

Line of Credit

The Company has a $250,000 bank line of credit, which is due on demand. This line of credit is renewed annually and is secured by other accounts held with the bank. This line of credit bears interest, payable monthly, at the bank's prime rate. There was no outstanding balance on this line of credit as of December 31, 2022.

Leases

The Company categorizes leases with contractual terms longer than twelve months as either operating or finance. Finance leases are generally those leases that allow us to substantially utilize or pay for the entire asset over its estimated life. All other leases are categorized as operating leases. Leases with contractual terms of 12 months or less, short-term leases, are not recorded on the statement of financial condition. The Company had no finance leases as of December 31, 2022.

The Company has two long-term operating leases:

1. Office space in Fort Washington, PA
2. Canon copier located at the office in Fort Washington, PA

The Company recognized Right-of-Use ("ROU") assets and lease liabilities related to fixed payments for these long-term operating leases in its statement of financial condition as of December 31, 2022.

The Company also has short-term leases, which include office spaces in California, Illinois, New York and Texas.

Certain lease contracts include obligations to pay for other services, such as operations, property taxes, and maintenance. These services are accounted for separately and payments are allocated to the lease and other services components based on estimated stand-alone prices.

On December 15, 2017, the Company entered into an operating lease agreement under which it leases approximately 3,338 rentable square feet of office space for its headquarters at 501 Office Center Drive, Fort Washington, PA. The lease term expiration is July 31,

2023. The lease may be terminated early by the Company or the landlord under certain circumstances.

On January 2, 2020, the Company entered into an operating lease agreement under which it leases a Canon C5550i III copy machine. The machine is located at its headquarters at 501 Office Center Drive, Fort Washington, PA. The lease term expiration is February 1, 2025.

Options to extend lease terms, terminate leases before the contractual expiration date, or purchase the leased assets, are evaluated for their likelihood of exercise. If it is reasonably certain that the option will be exercised, the option is considered in determining the classification and measurement of the lease.

Costs associated with operating lease assets are recognized on a straight-line basis within the operating expenses over the term of the lease.

Further, the Company elected to implement the package of practical expedients, whereby the Company did not (i) reassess existing contracts for embedded leases, (ii) reassess existing lease agreements for finance or operating classification, or (iii) reassess existing lease agreements in consideration of initial direct costs. The implementation of this standard did not have a material impact to the statements of operations or cash flows and our debt-covenants calculations under our current agreements.

Lease liabilities under operating leases as of December 31, 2022 are as follows:

2023	58,542
2024	6,386
2025	532
Total undiscounted lease payments	65,460
Less: Imputed interest	(4,398)
Total lease liabilities	$ 61,062

7. EXEMPTION FROM RULE 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers." As the Company does not handle customer cash or securities, it does not have any obligation with respect to Possession or Control requirements of SEC Rule 15c3-3.

8. NET CAPITAL REQUIREMENTS

BANCROFT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2022

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital equal to the greater of $100,000 or 6.667% of aggregate indebtedness, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $6,782,763, which was $6,682,763 in excess of its required net capital of $100,000. The Company had total aggregate indebtedness at December 31, 2022 of $529,588, which was 7.81% of net capital.

9. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date the financial statements were issued. On March 22, 2023, the Company received $5,000,000 from Bancroft Holdings, LLC which is intended as additional paid-in capital, pending regulatory approval.

No additional events or transactions subsequent to December 31, 2022 through the date of these financial statements were issued would require recognition or disclosure in these financial statements.